NOTICE OF AMENDMENT TO EUROPEAN PLAN

FILED BY FINDWHAT.COM
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE NO: 0-30428
SUBJECT COMPANY: ESPOTTING MEDIA INC.

NOTICE OF AMENDMENT TO EUROPEAN PLAN

Further to Clause 12.4 of the Espotting Media Inc. European Share Option and Warrant Plan dated 12 April 2002 (the “European Plan”), Espotting Media Inc. and Espotting Media (UK) Limited hereby give notice to the participants under the European Plan that certain provisions of the European Plan have been amended. These amendments were approved by the directors of Espotting Media Inc. on 20 April 2004 and by the stockholders of Espotting Media Inc. on 2 June 2004.

The words or clauses of the European Plan, which have been amended are contained below. Where words or clauses have been added to the European Plan these are shown in italics. Where words or clauses have been deleted from the European Plan these are shown as ~~strike through text.~~

Text of Amendments to European Plan:

The following changes have been made to Clause 7 of the European Plan:

7	TIME OF EXERCISE

7.1	Options or Warrants shall vest in accordance with the terms of the Option or Warrant Agreement and shall only become exercisable (unless the Company procures in respect of ~~Rules 7.1.1, 7.1.2 and~~ Rule 7.1.3 that Participants are to be granted new rights in substitution for all or any part of the rights they hold as Participants immediately prior to the said event, provided that such new rights are in the opinion of the Auditors (acting as experts and not as arbitrators) no less valuable overall than the prior rights,) subject to Rule 7.2 or any ~~other~~ contrary specific provision contained in the Option or Warrant Agreement~~)~~ on the earliest to occur of the following:

7.1.1	the Board serving written notice on all Participants of the receipt of a third party arms length offer being made to any shareholder or shareholders the completion of which will result in the occurrence of a Sale, other than in circumstances where the assets are sold to an Associated Company or the Company is liquidated for the purposes of amalgamation, reorganisation or reconstruction of whatsoever kind, which notice shall specify the time limit by which any exercise of rights must be finalised and shall state that any exercise is subject to actual completion of the Sale;

7.1.2	the Board serving written notice on all Participants of the receipt of a third party arms length offer being made to any shareholder or shareholders the completion of which will result in the occurrence of a Change of Control, other than in circumstances where the Change of Control is to an Associated Company or the Company is liquidated for the purposes of amalgamation, reorganisation or reconstruction of whatsoever kind, which notice shall specify the time limit by which any exercise of rights must be finalised and shall state that any exercise is subject to actual completion of the Change of Control;

7.1.3	the Board serving written notice on all Participants that the Tag Along or Drag Along Rights contained in Part D.(c) or D.(e) of the Article FOURTH of the Company’s Certificate of Incorporation have been invoked;

7.1.4	the date on which a Participant ceases to be an Eligible Employee or a Consultant of the Company or any Associated Company for any reason other than where he so ceases as a result of termination on his committing any breach which would entitle the Company or any Associated Company to terminate without notice that Participant’s position as an Eligible Employee or a Consultant of the Company or any Associated Company whether under the terms of that Participant’s employment contract or contract for services or otherwise;

7.1.5	on each date that the Option or Warrant shall vest whether in whole or in part in accordance with the Option or Warrant Agreement.

7.2	Options or Warrants shall vest (but not become exercisable purely as a result of this Rule 7.2) if the Company serves a notice of intention (an “Intention Notice”) to procure that Participants are to be granted new rights within six months of an event under Rules 7.1.1 or 7.1.2 in substitution for all or any part of the rights they hold as Participants. The Company has the right to revoke the Intention Notice prior to the said event to the effect that the Intention Notice had never been served and may serve notice under Rules 7.1.1 or 7.1.2.

7.3	Where new rights are granted in accordance with Rule 7.2, they must be, in the opinion of the Auditors (acting as experts and not as arbitrators) no less valuable overall than the prior rights.

The following changes have been made to Clause 8 of the European Plan:

8	LAPSE OF OPTIONS OR WARRANTS

8.1	Options or Warrants shall lapse on the earliest of the following dates:

8.1.1	the tenth anniversary of the Date of Grant;

8.1.2	subject to Rule 8.2, immediately on completion or, if earlier, the expiry of the date specified in the written notice of the Sale or Change of Control in accordance with Rule 7.1.1, or Rule 7.1.2 above;

8.1.3	immediately on the expiry of the time limit for exercise as specified in the written notice served by the Board on Participants in accordance with Rule 7.1.3 above or, if earlier, the day falling four days before the expiry date specified in any notice served on shareholders in accordance with Part D.(c) or D.(e) of the Article FOURTH of the Company’s Certificate of Incorporation;

8.1.4	immediately upon the date on which a Participant commits any breach which would entitle the Company or any Associated Company to terminate without notice the employment or contract or other relationship between the Participant as an Eligible Employee or Related Party of the Company or any Associated Company whether under the terms of that Participant’s employment contract or contract for services or otherwise;

8.1.5	one month after the date on which a Participant ceases to be an Eligible Employee or Consultant of the Company or any Associated Company in accordance with Rule 7.1.4 above;

8.1.6	the passing of an effective resolution or the making of an order by the Court, for the winding-up of the Company.

8.2	Where an Intention Notice has been served under Rule 7.2 and has not been revoked, the Option or Warrant shall lapse at the expiry of six months from the date of the Sale or Change of Control (as applicable) or earlier at the date specified in the Intention Notice.

Espotting advises that the above changes have been made to ensure that options and warrants issued under the European Plan do not lapse upon the completion of the merger with FindWhat.com.

If you have any queries in relation to the above amendments please contact Sharon Roberts, Human Resources Manager of Espotting Media Inc. on 020 7539 0500.

Daniel Ishag
CEO

ABOUT FINDWHAT.COM®

FindWhat.com creates and offers proprietary performance-based marketing and commerce enabling services that help businesses of all sizes throughout the business cycle: finding, getting and keeping customers. Its marketing division creates online marketplaces where buyers are introduced to sellers at exactly the right moment, when they are searching for products and services on the Internet; this introduction is based on a bid-for-position, pay-per-click, keyword-targeted advertising service. FindWhat.com offers this service directly to advertisers through the FindWhat.com Network™, and offers a private label version of this service to large companies and portals worldwide, including Lycos and Mitsui & Co., Ltd. FindWhat.com also operates a merchant services division which includes Miva®, a leading online platform of software and services for small to medium-sized enterprises (SMEs). With its easy-to-use, highly customizable and integrated browser-based point and click business creation software and a vast partner network, Miva is focused on helping to create and enhance online business and marketing services for SMEs. Additionally, Comet Systems, a division of FindWhat.com, is a leading provider of connected desktop consumer software. More information on FindWhat.com is available on the Company’s website at http://www.FindWhat.com.

DISCLAIMER

This document is intended to provide information only. It is not intended to be an invitation or inducement to any person to enter into any investment activity in connection with the proposed transaction, Espotting Media Inc., or FindWhat.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

FindWhat.com has filed relevant documents concerning its proposed merger with Espotting with the Securities and Exchange Commission, including an amended Registration Statement on Form S-4 on April 22, 2004, containing a joint proxy statement/prospectus. FindWhat.com urges investors to read these documents because they will contain important information. Investors are able to obtain the joint proxy statement/prospectus and any other documents that may be filed by FindWhat.com with the Commission free of charge at the Commission’s web site (http://www.sec.gov) or by directing a request after such a filing has been made to FindWhat.com, 5220 Summerlin Commons Blvd., Suite 500, Fort Myers, FL 33907, Tel: (239) 561-7245, Attn: Brenda Agius. FindWhat.com and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about FindWhat.com directors and executive officers and their ownership of FindWhat.com voting securities is set forth in the company’s joint proxy statement/prospectus for the annual meeting of stockholders to be held on June 4, 2004, filed with the Commission on April 22, 2004. Additional information about the interests of those participants may be obtained from reading the definitive joint proxy statement/prospectus regarding the proposed transaction with Espotting.

FORWARD LOOKING STATEMENTS

This document contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words or expressions such as “plan,” “intend,” “believe” or “expect,” or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. Key risks are described in FindWhat.com’s reports filed with the U.S. Securities and Exchange Commission, including the Amendment No. 1 to the Form S-4 filed on April 22, 2004. Such risks and uncertainties include, among others, the possibility that the merger will not be completed for any reason. The forward-looking statements herein include, without limitation, statements regarding the completion of the merger transaction.